20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Telex: HX 75370
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4432
23rd June 2005
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.



Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 23rd June 2005
of Tai Cheung Holdings Limited

The document checked below is, being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Document

Title : Announcement of Final Results for the Year Ended 31st March 2005

Date : 23rd June 2005

Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 00088)

REPORT OF 2005

The audited group profit attributable to the shareholders for the year ended 31st March 2005 amounted to HK$210.3 million, as compared with HK$101.4 million last year, representing an increase of 107%. The improvement in earnings is mainly due to the recovery of the property market and the hotel industry in Hong Kong.

An interim dividend of HK 4 cents per share was paid on 16th February 2005. The Board has recommended the payment of a final dividend of HK 6 cents per share to persons registered as shareholders on 1st September 2005. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 8th September 2005 and the total dividend for the year will be HK 10 cents per share representing 100% increase over last year.

The Register of Members will be closed from Friday, 26th August 2005 to Thursday, 1st September 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 25th August 2005.

FINANCIAL RESULTS

	Year ended 31st March 2005	Year ended 31st March 2004
	HK$ Million	*HK$ Million*
Turnover *(Note 2)*	311.1	182.6
Cost of property sales	(129.1)	(72.5)
Property expenses	(30.0)	(31.3)
Gross profit	152.0	78.8
Administrative expenses	(38.2)	(36.8)
Write-back of provision against properties for sale	46.5	41.6
Provision for investment securities	(7.0)	(10.1)
Operating profit *(Note 3)*	153.3	73.5
Finance costs	(1.8)	(2.2)
Share of profits of associated companies	82.3	38.0
Profit before taxation	233.8	109.3
Taxation *(Note 4)*	(23.5)	(7.9)
Profit attributable to shareholders	210.3	101.4
Dividends *(Note 5)*	61.8	30.9
Earnings per share *(Note 6)*	$0.34	$0.16

Notes:

1. **Basis of preparation**

   The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and investments in associated companies.

   The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The group has not early adopted these new HKFRSs in the accounts for the year ended 31st March 2005. The group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **Turnover and segment information**

   The group is principally engaged in property investment and development, investment holding and property management.

   (a) Business segments

   For the year ended 31st March 2005

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	206.7	97.8	5.7	–	0.9	311.1
Segment results before provision	21.9	89.5	2.7	–	0.5	114.6
Write-back of provision for properties	45.9	0.6	–	–	–	46.5
Provision for investment securities	–	–	–	–	(7.0)	(7.0)
Segment results	67.8	90.1	2.7	–	(6.5)	154.1
Unallocated costs						(0.8)
Operating profit						153.3
Finance costs						(1.8)
Share of profits of associated companies	0.5	–	–	81.8	–	82.3
Profit before taxation						233.8
Taxation						(23.5)
Profit attributable to shareholders						210.3

   For the year ended 31st March 2004

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	81.6	94.7	6.1	–	0.2	182.6
Segment results before provision	(44.2)	85.4	2.2	–	(0.6)	42.8
Write-back of provision for properties	16.3	25.3	–	–	–	41.6
Provision for investment securities	–	–	–	–	(10.1)	(10.1)
Segment results	(27.9)	110.7	2.2	–	(10.7)	74.3
Unallocated costs						(0.8)
Operating profit						73.5
Finance costs						(2.2)
Share of profits of associated companies	0.2	–	–	37.8	–	38.0
Profit before taxation						109.3
Taxation						(7.9)
Profit attributable to shareholders						101.4

   (b) Geographical segments

	Turnover 2005 HK$ Million	Turnover 2004 HK$ Million	Operating profit/(loss) 2005 HK$ Million	Operating profit/(loss) 2004 HK$ Million
Hong Kong	225.5	182.3	138.4	79.8
United States of America	85.6	0.3	14.9	(6.3)
	311.1	182.6	153.3	73.5

3. **Operating profit**

	2005 HK$ Million	2004 HK$ Million
Operating profit is stated after charging the following:		
Depreciation	0.4	0.2

4. **Taxation**

   Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year.

	2005 HK$ Million	2004 HK$ Million
Current taxation		
Hong Kong profits tax	9.8	1.7
Overseas tax	1.1	–
Deferred taxation	(1.6)	(0.6)
Deferred taxation resulting from an increase in tax rate	–	(0.9)
	9.3	0.2
Share of taxation attributable to associated companies	14.2	7.7
	23.5	7.9

5. **Dividends**

	2005 HK$ Million	2004 HK$ Million
Interim, paid, of HK 4 cents (2004: HK 2 cents) per ordinary share	24.7	12.4
Final, proposed, of HK 6 cents (2004: HK 3 cents) per ordinary share	37.1	18.5
	61.8	30.9

6. **Earnings per share**

   The calculation of earnings per share is based on the profit attributable to shareholders of HK$210.3 million (2004: HK$101.4 million) and ordinary shares in issue of 617,531,425 (2004: 617,531,425).

BUSINESS REVIEW

Property Development

San Clemente Technology Park II in California was completed and all units were sold.

Construction work at Avanzado Technology Park in California will be finished by September this year. All units have been pre-sold.

During the year under review, your group purchased French Valley Airport Center in California for an approximately 940,000 sq.ft. industrial and commercial development.

The luxury residential project at Chung Hom Kok has been completed. The sales program originally planned for the end of 2004 had been postponed due to continued improvement in the luxury residential market. Sales will begin in the next few months.

Demolition works at the luxury residential project at Plunkett's Road on the Peak have been completed. Foundation and site formation works have already begun.

Hotel

The hotel industry has fully recovered from the SARS crisis. With strong economic growth due to CEPA and solo travellers from mainland China, we expect the Sheraton-Hong Kong Hotel, in which your group has 35% interest, to have strong performance over the next few years.

High-tech Investments

There is a recovery in the U.S. high-tech sector. Some funds that we have invested in have some of their companies preparing for IPOs or sale in the near future. We have committed a further US$3.9 million to this sector which will be invested over the next few years.

LIQUIDITY AND FINANCIAL RESOURCES

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associated companies.

At 31st March 2005, the group's borrowings net of cash, was HK$315.8 million as compared with HK$201.3 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$1,391.6 million. Approximately 84.4% of the group's borrowings were denominated in Hong Kong dollars and the remaining 15.6% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, approximately 40.8% of the group's borrowings were payable within one year and 59.2% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to shareholders' funds, is maintained at a low level of 8.5% at 31st March 2005. The gearing ratio was 5.8% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2005, amounted to HK$508.0 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group is adequate to meet the anticipated working capital requirement in the coming year.

HUMAN RESOURCES

The group, excluding associated companies, employs a total of 239 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$46.5 million for the year ended 31st March 2005. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group has capital commitments in respect of investment securities as at 31st March 2005 of HK$96.0 million and the company has executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

PROSPECTS

The property market in Hong Kong has recovered significantly over the past twelve months. One of the best performing sectors is the luxury residential, which your group is concentrating its development efforts on. Another sector which is expected to perform well is the office market due to strong economic growth and tight supply over the next few years. Your group has also substantial investments in this sector.

Our development projects are doing well in the strong U.S. market. The Sheraton-Hong Kong hotel will also have strong performance over the next few years.

Interest rates, even though rising gradually, are still very low by historical standards. All the sectors in which your group has invested, will continue to do well in the foreseeable future.

PURCHASE, SALE OR REDEMPTION OF SHARES

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 1st September 2005. The Notice of Annual General Meeting will be published and dispatched to the shareholders in due course.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report for the year ended 31st March 2005 containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By Order of the Board
DAVID P. CHAN
Chairman

Hong Kong, 23rd June 2005

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok, Mr. Joseph Wing Siu Cheung and Mr. Benedict Cho Hung Woo as independent non-executive directors.